DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com

Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

November 13, 2024

VIA EDGAR
==========
Michael A. Rosenberg
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	83 Investment Group Income Fund; File Nos. 333-281984 and 811-24001

Dear Mr. Rosenberg,

On September 6, 2024, 83 Investment Group Income Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On October 7, 2024, you provided written comments regarding the Registration Statement. Please find below your comments and the Registrant’s responses, which the Registrant has authorized us to make on behalf of the Registrant.

General Comments

1.	Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

The Registrant has not and does not plan to present any “test the waters” materials to potential investors in connection with this offering other than a “red herring” prospectus in accordance with SEC guidance on pre-effective communications.

2.	We note that the proposed merger involves the reorganization of an unregistered fund into the Fund through the in-kind purchase of the unregistered fund’s assets by the Fund. In correspondence, please supplementally provide additional information related to the reorganization, including whether any exemptive relief is required in order to effect the reorganization. If you are relying on the GuideStone Letter (December 27, 2007), please explain any differences and similarities between the facts underlying the reorganization of the predecessor fund into the Fund and those in the Guidestone Letter. Please explain why the predecessor fund did not itself register as a fund and instead reorganized into the Fund.

No exemptive relief is required in order to effect the reorganization. The Registrant will be relying on the Guidestone Letter. Consistent with the requirements set forth in the GuideStone Letter:

1) The Fund will be a shell portfolio as of the time of the reorganization;

2) The assets of the Predecessor Fund will consist of securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;

3) The Predecessor Fund will transfer all of its portfolio securities at the time of the reorganization to the Fund;

4) The Fund has the same procedures for determining net asset value as the Predecessor Fund and will follow those procedures in determining the amount of shares to be issued in the reorganization;

5) The transfer of securities and shares between the Predecessor Fund and the Fund will be effected simultaneously;

6) The Fund will comply with the recordkeeping requirements described in the GuideStone Letter;

7) The Adviser, consistent with its fiduciary duties, has disclosed to the independent trustees of the Fund the existence of, and all the material facts relating to, any conflicts of interest between the Adviser and the Fund with regard to the reorganization to facilitate the ability of the independent trustees to evaluate and approve the reorganization; and

8) The Adviser, not the Predecessor Fund or the Fund, will bear the costs associated with the reorganization.

The Predecessor Fund did not itself register as a fund and instead reorganized into the Fund because reorganizing the Predecessor Fund into the Fund was the more efficient way to register the Predecessor Fund.

3.	Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

The Fund’s offering is not subject to FINRA Rule 5110, Rule 2310 and Rule 5121 including not being required to file documents and information for review. The Fund’s offering qualifies for the exemption set forth in FINRA Rule 5510(h)(2)(E) FINRA does need to review the transactions or issue a statement because the Fund qualifies for the exemptions to FINRA Rule 5110(h)(2)(L) that exempts offerings of securities by a “closed-end” investment company that is operated as a tender offer fund, provided that the fund: (i) makes continuous offerings pursuant to Securities Act Rule 415; (ii) prices its securities at least quarterly; (iii) limits the total amount of compensation paid to participating members to the amount permitted by the sales charge limitations of Rule 2341, in which case the underwriting compensation provisions of Rule 5110 will not apply; (iv) makes at least two repurchase offers per calendar year for its securities pursuant to SEA Rule 13e-4 and Schedule TO under the Exchange Act; and (v) does not list its securities on a national securities exchange. The Fund’s offering meets each of the requirements for the exemption.1

4.	Please tell us how much the Fund will invest/invests in hedge funds and/or private equity funds (including CFOs, if relevant) that rely on sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (the “1940 Act”). Please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should, in addition to imposing a minimum initial investment requirement of at least $25,000, restrict sales to investors that, at a minimum, are “accredited investors”. Please explain to us why it is/would be appropriate for the Fund to offer shares without imposing both of those limitations. We may have additional comments after reviewing your response.

The Fund will invest greater than 15% of its net assets in the types of private funds described in your comment. The Registrant has revised the Registration Statement to limit the offering of the Fund to accredited investors.

[1]	See also FINRA Regulatory Notice 20-10 https://www.finra.org/rules-guidance/notices/20-10#:~:text=The%20amendment%20also%20expands%20the,offers)%2C%20insurance%20contracts%2C%20unit

5.	Please either confirm that the Fund does not intend to issue debt securities or preferred stock within a year from the effective date of the registration statement or revise the registration statement accordingly, including the pricing table on the Cover Page of the Prospectus and the fee table in the Prospectus.

The Registrant so confirms.

6.	The Fund uses the term “Eligible Investors” to indicate investors eligible to purchase shares. Clarify in the disclosure that in all circumstances, shares of the Fund will only be offered and sold to “accredited investors”.

The Registrant has revised the disclosure to clarify that eligible investors are accredited investors.

7.	Please supplementally inform the staff whether the Fund currently offers or intends to offer additional classes of shares other than Class I. Based on the response, we may have additional comments.

The Registrant does not intend to offer additional classes of shares at this time. However, the Adviser reserves the right to seek exemptive relief to offer additional share classes in the future.

8.	M83 Investment Group, LLC does not appear to be an SEC registered investment adviser. Please supplementally explain when the Adviser will be SEC registered. We may have additional comments.

M83 Investment Group, LLC will be registered with the SEC before the Fund goes effective.

Accounting Comments

9.	Please confirm if the Fund plans to do any borrowing and, if so, please include interest expense in the fee table as required by General Instruction 8 to Item 3 of Form N-2.

The Registrant has added interest expense to the fee table as requested.

10.	Please discuss in your response letter the Fund’s method for accounting for organizational and offering costs. Please include appropriate U.S. GAAP citations that support the accounting treatment.

In accordance with FASB ASC 720-15-25 and 946-20-25 of U.S. GAAP Accounting Standards, organizational costs will be booked as expenses immediately as incurred and offering costs will be amortized over twelve months on a straight-line basis as of the Fund’s commencement of operations.

11.	Please include financial statements and a consent for the Predecessor Fund in the registration statement and ensure these financial statements have been audited in accordance with U.S. GAAP and Article 12 of Regulation S-X as required by Article 6- 11 of Regulation S-X.

The Registrant will include financial statements that have been audited in accordance with U.S. GAAP and Article 12 of Regulation S-X as required by Article 6- 11 of Regulation S-X and the consent requested in the next pre-effective filing of the Registration Statement.

Cover Page

12.	Please confirm to us that all of the information required by Item 1 of Form N-2 will appear on the outside front Cover Page of the Prospectus.

The Registrant so confirms.

13.	Under “Summary of Investment Strategy,” please state that the Fund specifically will invest primarily in domestic and foreign privately-held investment vehicles managed by private fund managers that pursue various credit-related strategies and that the Fund’s investments will be made either directly into these privately-held investment vehicles or through co-investment opportunities offered by such managers alongside these privately- held investment vehicles.

The Registrant has added the disclosure requested.

14.	Under “Risks,” please disclose that an investment in the Fund is speculative with a substantial risk of loss, and that neither the Fund nor the Adviser guarantee any level of return or risk on investments and there can be no assurance that the Fund’s investment objective will be achieved. Also disclose that shareholders should carefully consider these risks together with all of the other information contained in this Prospectus before making a decision to invest in the Fund.

The Registrant has added the disclosure requested.

Prospectus Summary

15.	Please supplementally explain how it is not misleading for a fund with “Income” in its name to have a secondary, rather than a primary, objective of income.

The Registrant has revised the investment objective as follows:

The Fund’s primary investment objective is to generate current income that represents an attractive return relative to the risk being taken by gaining exposure to credit-related assets with low correlation to traditional fixed income markets. ~~Its secondary objective is to generate current income that represents an attractive return relative to the risk being taken~~.

16.	The second paragraph states the Fund will engage in co-investments. To the extent the Fund is engaging, or intends to engage in, co-investments with any affiliated person, as that term is defined in Section 2(a)(3) of the 1940 Act, please explain to us why any such transaction is not prohibited by Section 17 of the 1940 Act.

The Registrant does not intend to engage in co-investments with affiliates.

17.	Please disclose how the Fund defines “traditional fixed income markets” on page 1 under the heading “Investment Strategy”.

The term “traditional fixed income markets” is not used in the investment strategy section. However, the term “traditional stock and bond markets” is, and the Registrant has defined it as follows:

The Private Funds typically deploy capital outside of traditional stock markets (such as large or small company U.S. stocks found in the Russell 3000 Index or internation stocks found in the MSCI EAFE Index) and bond markets (such as corporate or government bonds such as those found in the U.S. Barclays Aggregate Bond Index).

18.	Please disclose what factors or characteristics the Fund will consider when investing in public securities and credit strategies such as public debt, structured credit, and registered funds discussed on page 1 under the heading “Investment Strategy”.

The Registrant has revised the disclosure as follows:

With an aim to manage the liquidity needs of the Fund, the Adviser may also invest directly in public securities, credit strategies, including, but not limited to, public debt and structured credit, and indirectly through registered funds. For the most liquid investments (assets with durations less than one year or more highly rated assets that would be considered investment grade or government bonds, the Adviser selects the securities for the Fund’s portfolio based on the best total historical returns and lowest price volatility for the securities since their inception as well as during periods of historical volatility in the credit markets. For less immediate liquidity needs, the Adviser may allocate some amount to other registered funds that invest in structured credit, high yield bonds or private credit markets similar to those targeted by the Fund. The Adviser will target investments with a track record of high current yield and stable price returns.

19.	Please disclose how the Fund defines “shorter-term loans” discussed on page 1 under the heading “Investment Strategy”.

The Registrant has revised the disclosure as requested:

M83 Investment Group, LLC (the “Adviser”) favors Private Funds that invest in shorter-term loans (maturities of five years or less) ~~where the upside is pre-negotiated and the downside is protected~~ with contractual cash flows and an element of downside protection (such as asset backing or lender protections like minimum cash or performance requirements).

20.	Please disclose more specifically what the Fund means by the following on page 1 under the heading “Investment Strategy”: “upside is pre-negotiated and the downside is protected.”

The Registrant has revised the disclosure as shown in our response to Comment 19 above.

21.	In the first paragraph on page 2, the disclosure states that the Adviser uses a process to identify “what it believes to be the best possible Private Fund in a given sector”. Please disclose the criteria the Adviser considers in making that determination if not already disclosed.

The Registrant has revised the disclosure as follows:

This includes gathering information and having calls with former, current and potential competitors of any potential Private Fund. ~~The Adviser uses this process to identify what it believes to be the best possible Private Fund in a given sector.~~ The Adviser then performs due diligence on the potential Private Fund and considers the following criteria in determining whether or not to invest: the investment team’s background and experience, the managers’ track record including loss history, the investment process, the portfolio construction process, and the ongoing monitoring process for existing underlying investments.

22.	The risk disclosure regarding “Private Funds Risk” in the first paragraph on page 7 states that Private Funds are subject to specific risks, depending on the nature of the specific Private Fund. Given the Fund’s investment strategy, please disclose the specific risks of the Private Funds in which the Fund may invest.

The specific risks of the different kinds of Private Funds are described in their own risk factors. The Registrant has revised the disclosure as follows:

Private Funds Risk. The Private Funds in which the Fund may invest are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Private Funds and also may be higher than other funds that invest directly in securities. The Private Funds have limited liquidity. The Private Funds are subject to specific risks, depending on the nature of the specific Private Fund, which are described in more detail below.

23.	Confirm to us either that the Fund will not invest in any wholly owned subsidiaries or revise the disclosure accordingly.

The Registrant has added the following disclosure to the strategy:

Subsidiaries. Certain investments of the Fund will be held in single-asset subsidiaries controlled by the Fund (the “Single-Asset Subsidiaries”). In addition, the Fund may engage in bank borrowings through a wholly-owned and controlled domestic subsidiary (the “Financing Subsidiary”; together with the Single-Asset Subsidiaries, the “Subsidiaries”), which may act as the borrower of one or more revolving credit facilities. The Subsidiaries are subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiaries are the principal investment strategies and principal investment risks of the Fund as reflected in this Prospectus. The financial statements of the Subsidiaries are consolidated with those of the Fund.

The Fund aggregates direct investments with investments held by its wholly-owned and controlled Subsidiaries in constructing the Fund’s portfolio and for purposes of the Fund’s investment policies.

High Yield and Unrated Securities (p. 8)

24.	Please disclose the risks associated with investing in distressed or defaulted securities.

The Registrant has added the risk disclosure requested to the high yield risk.

25.	To the extent investing in Private Funds that invest in junk securities is considered to be part of the Fund’s principal investment strategy, the disclosure in the Summary Prospectus should indicate this fact and highlight the speculative nature of such investments, including by stating explicitly that the Fund’s investments are commonly referred to as “junk securities.”

The Registrant has revised the disclosure as follows:

The Fund will invest across multiple strategies with varying levels of credit quality, including below investment grade, commonly referred to as “junk,” distressed, or defaulted positions.

Summary of Fund Expenses (p. 12)

26.	The disclosure indicates the Fund may borrow for investment purposes. Accordingly, in the Annual Expenses section of the Fee Table, add a separate caption showing estimated “Interest Payments on Borrowed Funds.” See Instruction 8 to Item 3.1 of Form N-2. Also, please add a footnote to this caption stating, as applicable, that all fees and expenses incurred in borrowing money, issuing and servicing debt securities, and/or preferred stock will be indirectly borne by the holders of the Fund’s shares.

The Registrant has added interest expense to the fee table as requested.

27.	Please confirm to us that the “Other Expenses” caption in the fee table includes the organizational and offering expenses of the offering or revise the caption to include these expenses.

The Registrant confirms that the other expenses caption includes the organizational and offering expenses of the Fund.

28.	“Other Investment Funds” is not a defined term in the Summary Prospectus. Please clarify whether the disclosure is meant to refer to “Other Private Funds.”

The Registrant has corrected the typo noted in your comment in the footnote.

29.	Please conform the Example to Item 3 of Form N-2, which requires disclosure of the expenses a shareholder would pay on a $1,000 investment.

The Staff has previously requested for tender offer closed end funds that the expense example be adjusted when the minimum investment exceeded $1,000 similar to what is required for open-end funds. However, the Registrant has revised the disclosure to comply with your request.

The Fund (p. 13)

30.	Disclosure under the heading “The Fund” on page 13 discusses a Reorganization. Please supplementally explain if and when the Fund plans on filing an N-14 in connection with the Reorganization, and if not, why not.

The Reorganization referenced is for a private fund reorganizing into the Fund, so an N-14 is not necessary.

Investment Criteria – Downside Protection (p. 15)

31.	Please supplementally explain and disclose what actions private lenders can take to provide downside protection.

As described in the Investment Criteria, if borrowers cannot repay a loan from cash flow, lenders have the ability to liquidate the borrower’s assets as a means of getting repaid. In addition, there are protective covenants in the loan documents that require a minimum cash or liquidity balance that the borrower must maintain or a requirement that the borrower meet minimum key performance metrics (such as minimum revenue or earnings). In the event that any of their loan covenants are breached, the private lender can step in and take action to protect investors by taking control of the company’s cash, assets or operations to ensure repayment of the loan.

32.	In the first sentence on Page 14, is the sentence intended to refer to the “traditional fixed income markets”, rather than “traditional markets” consistent with earlier disclosure on page 1? If so, please revise.

Yes, the sentence was intended to say “traditional fixed income markets.” The Registrant has revised the sentence as shown in response to Comment 15 above.

33.	In the first paragraph under “Investment Criteria” on page 14, please further describe what the Fund means by “flying under the radar of larger institutions”.

The Registrant has revised the disclosure as follows:

In addition, the Adviser believes that there is value in investing with smaller, niche private lenders who can drive value for their investors by staying flexible and lending to companies that may be too small to attract competition from ~~flying under the radar of~~ larger institutions.

Other Information Regarding Investment Strategy (p. 18)

34.	Please clarify that the Fund may invest its cash balances in any investments described herein. The Fund may not reserve the ability to invest in any investments whatsoever.

The Registrant has revised the disclosure as follows:

The Adviser may invest the Fund’s cash balances in any of the cash and cash equivalent investments described above that it deems appropriate.

Fundamental Policies (p. 18)

35.	Please note that a Fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

The Registrant has added the following disclosure:

For purposes of the Fund’s concentration policy, if the Fund invests in one or more investment companies, the Fund will examine the holdings of such investment companies to ensure that the Fund is not indirectly concentrating its investments in a particular industry or group of industries.

Risk Factors - Allocation of Investment Opportunities Risk (p. 26)

36.	Please enhance the disclosure explaining the investment allocation policies of the Adviser, including those used for co-investments, to provide a detailed description of those policies. Please summarize this information in the Summary Prospectus.

The Registrant has revised the disclosure as follows:

Allocation of Investment Opportunities Risk. The Adviser, directly or through its affiliates, may manage or advise multiple investment vehicles or separate accounts (“Related Accounts”). Certain of these Related Accounts ~~that have investment objectives that are similar to the Fund and that~~ may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited or where the liquidity of such investment opportunities is limited. The results of the Fund’s investment activities may differ significantly from the results achieved by such other Related Account ~~managed investment vehicles or accounts~~. It is possible that one or more of such Related Account ~~vehicles or accounts~~ will achieve investment results that are substantially more or less favorable than the results achieved by the Fund.

The Adviser and its affiliates have adopted allocation policies and procedures designed to ensure that investment opportunities appropriate for both the Fund and the Related Accounts are allocated on a fair and equitable basis over time. In the event of any potential conflicts of interest, including with respect to investment opportunities, the Adviser and its affiliates will act in the manner that they in good faith believe to be in the best interests of the Fund and the Related Accounts. Pursuant to its allocation policies, the Adviser’s Investment Committee will analyze a variety of factors when making an allocation decision between the Fund and its Related Accounts to ensure that potential conflicts of interest are resolved in a fair and equitable manner, and will maintain documentation of the rationale for its allocation decisions. The primary factors that will be considered when making allocation decisions include minimum investment size, account type, and any relevant timing constraints. Adviser will seek to allocate investment opportunities in a manner that benefits the greatest number of eligible investors.

Conflicts of Interest (p. 31)

37.	Please disclose what steps the Adviser will take to ensure that the Fund is not disadvantaged by the conflicts described in this section, particularly with respect to the allocation of investments among the Adviser’s other clients.

The Registrant has revised the disclosure as follows:

As a general matter, certain conflicts of interest may arise in connection with the Portfolio Managers’ management of the Fund’s investments, on the one hand, and the investments of other accounts for which the Portfolio Managers are responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific Portfolio Manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Adviser will seek to identify and review conflicts of interest and will take steps to mitigate such conflicts by resolving the conflict, making appropriate disclosure, or obtaining client consent, as necessary. The Adviser has adopted policies and procedures, including ongoing logging and monitoring of existing conflicts, annual assessment of broker selection and execution, required disclosure by employees of potential conflicting outside business activities and periodic reviews of Portfolio Manager compensation arrangements. When necessary, conflicts of interest are reviewed by the Adviser’s management team to ensure they are fully addressed. Additionally, the Adviser ~~and~~ has structured its Portfolio Managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

Repurchases of Shares (pp. 31-33)

38.	Rule 14e-8 under the Exchange Act prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the registration statement to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the fund currently intends to follow at the time it makes a tender offer (disclosed on page 33), such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

The Registrant has revised the disclosure to remove the detail referenced in your comment.

Anti-Takeover and Other Provisions in the Declaration of Trust (p. 40)

39.	The disclosure states that the Declaration of Trust includes provisions that could have the effect of limiting the ability of persons or entities to acquire control of the Fund. Please reconcile this with the disclosure in the Declaration of Trust, which does not appear to reference such provisions. Please also clarify if this disclosure on page 40 of the registration statement is referring to the use of control shares under the Delaware control share acquisition statute, and if so, please delete this discussion, or otherwise explain how the Fund could use control shares given that the Fund is an unlisted Delaware statutory trust.

The Registrant has removed the disclosure noted from the prospectus.

40.	Article XII, Section 12.4 (Jurisdiction and Waiver of Jury Trial) of the Declaration of Trust includes an exclusive state forum provision.

a.	Please disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

b.	Please disclose that the provision does not apply to claims arising under the federal securities laws.

The Registrant has revised the disclosure as follows:

The Declaration of Trust includes an exclusive state forum provision that requires any shareholder suit, action or proceeding be brought exclusively in the State of Delaware. Such a provision means that shareholders may have to bring suit in an inconvenient and less favorable forum. This provision does not apply to claims arising under federal securities laws.

41.	The disclosure on page 40 states that the Declaration of Trust includes provisions regarding derivative actions, including pre-suit demands, etc. The Declaration of Trust does not appear to include these provisions. Please supplementally explain where these provisions are included, or otherwise revise the registration statement. We may have additional comments.

The Registrant has revised the declaration of trust to include the disclosure described.

42.	We note that Article III, Section 3.1 states the following: “Except as required by federal law including the 1940 Act, neither the Trustees nor any officer of the Trust shall owe any fiduciary duty to the Trust or any series or class or any Shareholder.” We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser(s), depositor, or principal underwriter are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties.

Accordingly, please add a provision to the Declaration of Trust, or otherwise modify the Declaration of Trust, to clarify explicitly that notwithstanding anything to the contrary in the Declaration of Trust, nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees or officers shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

The Registrant has revised the declaration of trust to include the language requested.

Purchasing Shares (p. 42)

43.	In the paragraph titled “Purchasing Shares” on page 42, the disclosure states that order prices will be computed “on the next Subscription Date” after it is received by an intermediary and accepted by the Fund. Please supplementally explain if potential investors can revoke their orders before the next Subscription Date, and the requirements in order to revoke an order. If potential investors cannot revoke their order before the Fund accepts the order, please supplementally explain how the Fund’s policy complies with the requirements regarding the timing of pricing of shares under section 23(b) of the 1940 Act.

Potential investors can revoke their orders before the next Subscription Date. Investors may revoke a subscription request up until three business days before a Subscription Date by stating their desire to revoke a subscription request by mail in accordance with the instructions in the prospectus regarding purchasing shares by mail.

Purchase Terms (p. 43)

44.	Please note that the staff has not objected to waiving a minimum $25,000 investment under the following circumstances: (1) as to employees, officers or trustees of the Fund (including retired officers and trustees), the adviser or their affiliates and their immediate family members (this could include trusts established for these persons); and (2) by the board/Fund/adviser based on its consideration of the investor’s overall relationship with the adviser or selling agent, including consideration of the aggregate value of all accounts of clients of a selling agent investing in the Fund for purposes of satisfying the minimum investment amount. Please revise the disclosure under the heading “Purchase Terms” on page 43 accordingly.

The Registrant has revised the disclosure as requested.

STATEMENT OF ADDITIONAL INFORMATION

Foreign Securities, Emerging Markets Securities and Derivatives Sections (pp. 5, 6)

45.	To the extent investing in foreign securities, emerging markets or derivatives are a principal investment strategy of the Fund, disclose these investments, and the risks associated therewith, in the prospectus.

Investments in foreign securities and its risks is already disclosed in the prospectus. Investments in emerging market securities and derivatives generally are not principal investment strategies of the Fund, so they are not included in the prospectus. The Fund’s investments in warrants, which can have derivative-like qualities, along with its risks are disclosed in the prospectus.

PART C

46.	Please confirm that the legal opinion will conform to the requirements in Staff Legal Bulletin No. 19. (October 14, 2011).

The Registrant so confirms.

Signature Page

47.	Section 6(a) of the Securities Act of 1933 requires registration statements to be signed by the principal executive officer, principal financial officer and a majority of the Trustees. This registration statement was signed solely by the Initial Trustee. Please ensure that a pre-effective amendment to this registration statement is signed by all personnel required under Section 6(a), including a majority of the Trustees and any powers of attorney are filed as exhibits.

The Registrant so confirms.

*            *            *

If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle